SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

May 12, 2021

Via EDGAR and Federal Express

Pam Howell, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Membership Collective Group Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted on April 7, 2021

CIK No. 0001846510

Dear Ms. Howell:

On behalf of Membership Collective Group Inc. (the “Registrant”), we hereby submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the initial draft Registration Statement, as set forth in the Staff’s letter dated April 30, 2021. Concurrently with this letter, we are confidentially submitting with the Commission a revised draft Registration Statement on Form S-1 (the “Form S-1”). For the Staff’s reference, we are also providing to the Staff a copy of this letter as well as both a clean copy of the Form S-1 and a copy marked to show all changes from the version of the Form S-1 confidentially submitted with the Commission on April 7, 2021.

In this letter, we have recited the comments from the Staff in bold type. The responses follow each comment and, where applicable, include page references to the Form S-1 indicating where disclosure has been added in response to the Staff’s comment.

Draft Registration Statement on Form S-1 submitted April 7, 2021

General

1.

Please explain references to profits such as “growing ... profit sustainably” (p. 9), “our profitable international expansion” (p. 10), “SoHo House ... drives the majority of our ... profit” (p. 80), in light of the net losses to date.

Pam Howell, Esq.

United States Securities and Exchange Commission

May 12, 2021

The Registrant has revised the disclosure on pages 2, 9, 10, 82, 124, 130 and 131 of the Form S-1 to modify the language consistent with the Staff’s comment and, where appropriate, to remove references to “profit” and similar terms.

2.

Please fill in the summary compensation table, as required by Item 402 of Regulation S-K, and disclose whether the executive compensation will change as a result of becoming a public company. If so, please discuss. Please also fill in the beneficial ownership table as required by Item 403 of Regulation S-K.

The Registrant has updated the Form S-1 on page 170 to include the summary compensation disclosure. The Registrant respectfully submits that the beneficial ownership disclosure will be updated in a subsequent filing.

3.	We note the table on pages 5, 83 and 124 reflects total membership. Please provide separately the SoHo House Members for the same periods.

The Registrant has revised the disclosure on pages 5, 85 and 126 of the Form S-1 also to reflect total Soho House members for the relevant periods.

Predecessor, page iii

4.

We note that immediately prior to the consummation of this offering, certain existing stockholders of Soho House Holdings Limited will exchange their equity interests in Soho House Holdings Limited for a number of shares of Class A common stock or Class B common stock of Membership Collective Group Inc. Please provide us with your detailed analysis of how you will account for this transaction. Please cite the applicable accounting guidance in your response.

The Registrant has revised the disclosure on pages 20 and 21 of the Form S-1 to clarify that the transactions scheduled to occur immediately prior to the consummation of the offering (the “Pre-IPO Transactions”) will be accounted for as a reorganization of entities under common control in accordance with under ASC 805-50 “Transactions Between Entities Under Common Control“, and clarify the accounting impact of the same, which is negligible.

5.	In addition to the above, please tell us what consideration you gave to providing pro forma financial statements reflecting the transaction.

The Registrant respectfully submits that given the minimal impact of the Pre-IPO Transactions from an accounting perspective, as explained in the Registrant’s response to the Staff’s comment no. 4 above, the utility of any pro forma financial statements would be very limited and for that reason the Registrant does not propose to include the same.

Pam Howell, Esq.

United States Securities and Exchange Commission

May 12, 2021

Risk Factors, page 30

6.	We note the disclosures on page 114 and F-12 about the financial statements being prepared assuming the company will continue as a going concern. Please add a risk factor.

The Registrant has added a risk factor on page 38 of the Form S-1 regarding the Registrant’s continuation as a going concern.

Non-GAAP Financial Measures, page 100

7.

We note that your adjusted EBITDA measure includes an adjustment for other expenses, net, which represents operating expenses that are outside the normal scope of your ordinary activities or non-cash items. Please expand your discussion in footnote (4) to provide further details on the expense items included in this adjustment. For example, for fiscal year ended January 3, 2021, you only provide an explanation for $13,369 of the $27,766 total adjustment amount.

The Registrant has revised the disclosure on pages 31, 80 and 102 of the Form S-1 to provide further detail on the expense items included in the Registrant’s adjustment for other expenses, net in its calculation of its adjusted EBITDA measure.

Business, page 121

8.

We note the statement on page 127 that “our Membership Revenues have grown from 19% of Total Revenues in fiscal 2016 to 46% of Total Revenues in fiscal 2020 representing a 24% CAGR over that time period.” It appears that the 46% for 2020 is due to the significant decrease in in house and other revenues due to Covid-19, rather than a sustainable growth in revenues as a percent of total revenues. Please revise to clearly disclose the impact of Covid-19 on this figure.

The Registrant has revised the disclosure on pages 8 and 129 of the Form S-1 to reflect the Membership Revenues growth metric independently, rather than solely as a percentage of Total Revenues, which the Registrant believes should provide clear information on the growth trajectory of that metric.

9.	We note the disclosure on page 129 that you “target stabilized average revenues of $20 million to $30 million, House-Level Contribution Margins of 20% to 30% and

Pam Howell, Esq.

United States Securities and Exchange Commission

May 12, 2021

cash-on-cash returns in excess of 50% once membership reaches a level that we consider normalized based on the size of the House.” Please clarify whether you have achieved these targets as it relates to any of your Houses and if so, whether such results have been sustained and how these targets reconcile with results to date. Please also clarify these figures in light of the net losses and negative cash flow from operations to date.

The Registrant has revised the disclosure on pages 10 and 131 of the S-1 to clarify that the House development model to which those targeted returns relate is relatively new, and thus not one for which historical comparisons are readily available, but that the Registrant nevertheless believes such targets are reasonable and achievable.

10.	We note the statement on page 136 that typically applicants who are offered membership from the waitlist accept. Please clarify the percent of wait list applicants that become members.

The Registrant respectfully submits that disclosure regarding the percent of wait list applicants that become members will be of limited utility to investors, as the number varies depending on the number of Houses open and the length of time each particular House has been open. New Houses have significantly more applications than those that are more mature and the Registrant does not believe that disclosing a number of applications reviewed as opposed to the number of applicants on the overall waitlist provides an investor significantly greater insight into the Registrant’s membership or prospective membership revenue stream.

11.

Please revise the disclosure on page 138 to add disclosure about the average daily occupancy rate and average room rate for the fiscal 2020. Also, clarify whether these figures include the two stand alone hotels referenced on page 142.

The Registrant has revised the disclosure on page 141 of the Form S-1 to include the average daily occupancy rate and average room rate for fiscal 2020, and to clarify that the figures do include the two stand-alone hotels referenced on page 145 of the Form S-1.

Certain Relationships and Related Party Transactions, page 168

12.

Please identify the owner with whom GHWHI LLC is affiliated. Please identify the owners who had previously provided the company with £19 million in loans. Please identify the owners of the company who are also owners of Quentin Partners Limited. Please identify the owner whose family member runs Sevengage Limited and identify the family member. See Item 404(a)(1) of Regulation S-K.

Pam Howell, Esq.

United States Securities and Exchange Commission

May 12, 2021

The Registrant has revised the disclosure on pages 175 and 176 of the Form S-1 to reflect the relevant owner affiliations of GHWHI LLC, Quentin Partners Limited and Sevengage Limited, as well as the identity of the owners who previously loaned £19 million to the Registrant.

Index to Consolidated Financial Statements, page F-1

13.

Please revise to include the audited financial statements of Membership Collective Group Inc., the registrant, or tell us why you believe their exclusion is appropriate. Refer to Rule 3-01(a) of Regulation S-X.

The Registrant respectfully submits that it believes it has complied with Rule 3-01(a) of Regulation S-X by providing the audited financial statements of Soho House Holdings Limited, the predecessor holding company of the Registrant. The Registrant also respectfully submits that at this time, separate financial statements for the Registrant would not provide meaningful incremental information to investors.

Item 15. Recent Sales of Unregistered Securities, page II-2

14.

Please provide the disclosure required by Item 701 of Regulation S-K for the past three years. We note the Consolidated Statements of Changes in Redeemable Shares and Shareholders’ Deficit Table reflect issuances of class A and C ordinary shares. We also note the share based compensation discussed in footnote 14 and the convertible preference shares in footnote 23.

The Registrant has revised the disclosure on page II-3 of the Form S-1 to reflect the issuances of class A and C ordinary shares, as well as the convertible preference shares.

We would be grateful if the Staff would provide any comments to the Form S-1 at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at (212) 839-5684 or at sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

Pam Howell, Esq.

United States Securities and Exchange Commission

May 12, 2021

cc:	Brigitte Lippmann, Esq., Securities and Exchange Commission

Andrew Carnie, Membership Collective Group Inc.

Humera Afzal, Membership Collective Group Inc.

Robert A. Ryan, Sidley Austin LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Marcel R. Fausten, Davis Polk & Wardwell LLP